invensys®

Invensys plc

Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

RECEIVED

2007 JAN -4 A 5:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-02142

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

07020004

15 December 2006

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Notification of a Voting Rights and Capital.

Yours faithfully,

Rachel Spencer
Deputy Secretary

PROCESSED

JAN 05 2007

THOMSON FINANCIAL

Copy to: Mr. T. Peterson
Mr. S. Wright

Dlw 1/4

SEC NO 82 - 2142

RNS Number:0585O
Invensys PLC
15 December 2006

INVENSYS PLC
(the 'Company')

VOTING RIGHTS AND CAPITAL

In conformity with the Transparency Directive's transitional provision 6, we would like to notify the market of the following:

The Company's issued share capital is 796,229,100 Ordinary shares of 10p each and its authorised share capital is £1,399,999,999.98 divided into 5,600,526,027 Ordinary shares of 10p each and 3,499,780,822 Deferred shares of 24p each. No shares were held in treasury at the date of announcement.

Therefore, the total number of current voting rights in the Company is 796,229,100.

The above figure (796,229,100 Ordinary shares) may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries: Steve Devany, Vice President, Communications 020 7821 3758

Name of Company official responsible for making notification: Emma Sullivan, Assistant Secretary

Date of notification: 15 December 2006